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                                   UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                             BILLING CONCEPTS CORP.
                     --------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                     --------------------------------------
                         (Title of Class of Securities)


                                   090063 10 8
                     --------------------------------------
                                 (CUSIP Number)

                                 Larry A. Davis
                                  c/o CommSoft
                           Seven Southwoods Boulevard
                                Albany, NY 12211
                               (518) 431-7500
   ---------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                 with a copy to:

                             William M. Harris, Esq.
                                 Roach & Harris
                                  524 Broadway
                                Albany, NY 12207
                                 (518) 436-1245

                                December 18, 1998
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

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-----------------------------------
CUSIP No.  090063 10 8
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  1    NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

      Larry A. Davis
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  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [ ]

                                                                         (b) [ ]
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  3    SEC USE ONLY

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  4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

             None
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  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) OR 2(e)                                        [ ]

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  6    CITIZENSHIP OR PLACE OF ORGANIZATION

             United States of America
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                  7   SOLE VOTING POWER

                            2,492,759 (See Item 5 below)
                ----------------------------------------------------------------
   NUMBER OF      8   SHARED VOTING POWER
    SHARES
 BENEFICIALLY               7,301 (See Item 5 below)
   OWNED BY     ----------------------------------------------------------------
     EACH         9   SOLE DISPOSITIVE POWER
   REPORTING
    PERSON                  2,492,759 (See Item 5 below)
     WITH       ----------------------------------------------------------------
                 10   SHARED DISPOSITIVE POWER

                            7,301 (See Item 5 below)
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  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            2,500,060 (See Item 5 below)
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-----------------------------------
CUSIP No.  090063 10 8
-----------------------------------

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  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]
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  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            6.8% (See Item 5 below)
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  14   TYPE OF REPORTING PERSON*

             IN
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ITEM 1.     SECURITY AND ISSUER.

     The title of the class of equity securities to which this Statement relates is the common stock, par value $.01 per share ("Common Stock"), of Billing Concepts Corp., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 7411 John Smith Drive, Suite 200, San Antonio, Texas 78229.

ITEM 2.     IDENTITY AND BACKGROUND.

     The Statement is being filed by Larry A. Davis (the "Reporting Person"), whose business address is c/o CommSoft, Seven Southwoods Boulevard, Albany, New York 12211. The Reporting Person is Senior Vice President of the Company and President of Concepts Acquisition Corp. (d/b/a CommSoft), a Delaware corporation and wholly-owned subsidiary of the Company ("CAC").

     During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

     The Reporting Person is a citizen of the United States of America.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      Pursuant to that certain Plan of Merger and Acquisition Agreement, dated effective December 1, 1998 (the "Merger Agreement"), by and among the Company,

CAC, Communications Software Consultants, Inc., a New York corporation ("CSCI"), and the Reporting Person, the Reporting Person acquired an aggregate of 2,492,759 shares of Common Stock on December 18, 1998. Such shares were issued in consideration for all of the outstanding capital stock of CSCI, all of which were then owned by the Reporting Person, and for certain non-competition covenants of the Reporting Person contained in the Merger Agreement.

     In accordance with the terms of the Merger Agreement, an aggregate of 248,275 shares of Common Stock is held in escrow pursuant to that certain Stock Escrow and Pledge Agreement, dated December 18, 1998, by and among the Company, the Reporting Person and U.S. Trust Company of Texas, N.A., as escrow agent (the "Escrow Agreement") to secure certain indemnification obligations of the Reporting Person under the Merger Agreement.

     The spouse of the Reporting Person owns options to purchase an aggregate of 7,301 shares of Common Stock (the "Option Shares"), all of which options may be exercised immediately. In connection with the merger (the "Merger") contemplated by the Merger Agreement, such options were issued to the Reporting Person's spouse in exchange for her options to purchase shares of common stock of CSCI. In accordance with Rule 13d-4 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Reporting Person disclaims the beneficial ownership of the Option Shares, and the filing of this Statement shall not be deemed as an admission that the Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Exchange Act and the rules and regulations promulgated thereunder, the beneficial owner of the Option Shares.

ITEM 4.     PURPOSE OF TRANSACTION.

     Information set forth under Item 3 above is incorporated herein by reference. In connection with the Merger, the Reporting Person has been appointed as a Director and Senior Vice President of the Company and President of CAC. The employment agreement between the Company and the Reporting Person provides that, so long as the Reporting Person is employed by the Company pursuant to such agreement, the Company will nominate the Reporting Person for election to the Board of Directors of the Company.

     The Merger Agreement restricts the ability of the Reporting Person to dispose of his shares of Common Stock to the extent that such disposition would disqualify the Merger from being accounted for as a "pooling of interests."

     Under certain circumstances, the Reporting Person may be required to surrender to the Company some or all of the shares subject to the Escrow Agreement to satisfy his indemnification obligations under the Merger Agreement.

     The information contained in Item 3 or this Item 4 with respect to the Merger Agreement or the Escrow Agreement is qualified in its entirety by reference to the Merger Agreement, the full text of each of which is either filed or incorporated herein by reference as an exhibit to this Statement and is incorporated herein by reference.

     Except as set forth herein, the Reporting Person has no plans or proposals to engage in any transactions set forth in instructions to Items 4(a)-(j) of
Schedule 13D.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

      Information set forth under Items 3 or 4 above is incorporated herein by reference.

      The 2,500,060 shares of Common Stock beneficially owned (or which may be deemed to be beneficially owned) by the Reporting Person constitutes approximately 6.8% of the total number of shares of Common Stock presently outstanding and deemed outstanding pursuant to Rule 13d-3(d)(1) promulgated under the Exchange Act. Of such 2,500,060 shares, the Reporting Person (i) has the sole power to vote or to direct the vote, and to dispose or to direct the disposition of, an aggregate of 2,492,759 shares of Common Stock, and (ii) may be deemed to possess the shared power to vote or to direct the vote, and to dispose or to direct the disposition of, an aggregate of 7,301 shares of Common Stock.

      On November 23, 1998, the Reporting Person sold an aggregate of 700 shares of Common Stock at a price of $11.625 per share in open market transactions.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Information set forth under Item 3 or 4 above is incorporated herein by reference.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

            Exhibit A --      Plan of Merger and Acquisition Agreement,
            dated effective December 1, 1998, by and among Billing Concepts Corp., Concepts Acquisition Corp., Communications Software Consultants, Inc. and Larry A. Davis (incorporated herein by reference to Exhibit 2.2 to the Annual Report on Form 10-K for the fiscal year ended September 30, 1998, of Billing Concepts Corp. (File No. 000-28536))

            Exhibit B --      Stock Escrow and Pledge Agreement, dated
            December 18, 1998, by and among Billing Concepts Corp.,
            Larry A. Davis and U.S. Trust Company of Texas, N.A., as escrow agent.

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                                   SIGNATURES

      After reasonable inquiry, and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:  January 11, 1999

                                                /s/ LARRY A. DAVIS
                                                ------------------
                                                Larry A. Davis